ISOPLEXIS CORPORATION
35 NE Industrial Rd
Branford, CT 06405
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Ms. Jane Park
Ms. Christine Westbrook
IsoPlexis Corporation
Registration Statement on Form S-1
File No. 333-258046
October 5, 2021
Dear Mmes. Park and Westbrook:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), IsoPlexis Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (New York City time) on October 7, 2021 or as soon thereafter as practicable.
In connection with this request, the Company acknowledges its obligations under the Securities Act.
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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Matthew G. Jones at (212) 474-1298. The Company hereby authorizes Mr. Jones to orally modify or withdraw this request for acceleration.

Very truly yours,

ISOPLEXIS CORPORATION

By:	/s/ John Strahley
	Name:	John Strahley
	Title:	Chief Financial Officer
[Signature Page to the Company’s Acceleration Request]